Attachment III

On October 1, 2010, Fidelity Advisor Latin America Fund, a series of Advisor Series VIII, transferred all of its shares to Fidelity Latin America Fund, a series of Fidelity Investment Trust, solely in exchange for shares of Fidelity Latin America Fund and the assumption by Fidelity Latin America Fund of Fidelity Advisor Latin America Fund's liabilities, and such shares of Fidelity Latin America Fund were distributed constructively to shareholders of Fidelity Advisor Latin America Fund in complete liquidation and termination of Fidelity Advisor Latin America Fund. The transaction was approved by the Board on July 14, 2010.